

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 1, 2007

via U.S. mail and facsimile

Mr. Michael E. Hicks
Senior Vice President and Chief Financial Officer
OMNOVA Solutions Inc.
175 Ghent Road
Fairlawn, OH 44333-3300

> **RE: OMNOVA Solutions Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2006**
> **Filed January 26, 2007**
> **Form 10-K Amendment No. 1 for the Fiscal Year**
> **Ended November 30, 2006**
> **Filed March 23, 2007**
> **Form 10-Q for the Fiscal Quarter Ended August 31, 2007**
> **Filed September 28, 2007**
> **File No. 001-15147**

Dear Mr. Hicks:

　　We have reviewed these filings and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended November 30, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

1. We note that you present and provide an analysis of segment operating profit, your segment profit measure, on a consolidated basis. Question 21 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" states that the presentation of a consolidated segment profit or loss measure in any context other than the FASB Statement 131-required reconciliation in the footnote would be the presentation of a non-GAAP financial measure. Further, segment operating profit on a consolidated basis appears to violate Item 10(e)(1)(ii)(B) of Regulation S-K. Please revise your disclosures in future filings to eliminate this measure or provide us with an analysis that demonstrates why this measure is not in violation of Item 10(e) of Regulation S-K. Refer to Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" for additional guidance. If you believe that the presentation of this measure is allowable, please provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K and Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" in future filings.

2. In future filings, please revise your discussion and analysis of your operating results in a manner that provides a more detailed understanding of the historical operating results along with prospects for the future. Specifically, please provide a discussion and analysis about the facts and circumstances surrounding known material trends and uncertainties that the entity as a whole faces along with each individual reportable segment. Currently, your discussion and analysis of your consolidated results and your reportable segments' results lists one or more factors that caused either the increase or decrease in your operating results without an understanding of why those factors occurred and whether those factors or other known factors may impact future operating results. Refer to Item 303(A)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Significant Accounting Policies and Management Judgments, page 24

3. In future filings, please revise your disclosure for your pensions and other postretirement plans critical estimates to address the following:
    - A sensitivity analysis of the expected return on plan assets, as a significant element in determining your pension expense.
    - An explanation for the decrease in the discount rate in 2006 versus 2005 used to estimate your pension expense.

    Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Note A – Significant Accounting Policies, Basis of Consolidation, page 38

4. We note that you disclose that you have a 50.1% ownership interest in CG-OMNOVA Decorative Products (Shanghai) Co., LTD on page 38. However on page 6 of your amended Form 10-K, it states that you have an equity interest of 50%. Please revise or advise.

5. We note that CG-OMNOVA Decorative Products (Shanghai) Co., LTD and CPPC-Decorative Products Co., Ltd. have fiscal year ends of December 31 whereas your consolidated financial statements are prepared as of a fiscal year end of November 30. In consideration that the financial statements of these joint ventures are for a period ending after your year end and for which the audited financial statements are not completed until after your consolidated financial statements have been filed, please disclose in future filings the periods for which the earnings from these joint ventures are recognized in your audited consolidated financial statements.

Note A – Significant Accounting Policies, page 38

Revenue Recognition, page 38

6. In future filings, please expand your revenue recognition policy to include the other 3 criteria of SAB 104.

Environmental Costs, page 38

7. We note that you own and operate a number of facilities that are used to manufacturing chemicals. However, you have not provide disclosures for any related asset retirement obligations as a result of existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. Please confirm to us that you do not have any asset retirement obligations within the scope of SFAS 143. Otherwise, please state your policy for accounting for your asset retirement obligations and include the disclosures required by SFAS 143 and FIN 47 in future filings.

Note M – Long-Term Debt and Credit Lines, page 49

8. In future filings, please revise your disclosure to state the effective interest rate for each instrument for each period presented.

Note P – Contingencies, page 54

9. We note your disclosure that you are subject to various claims, lawsuits and
    proceedings related to product liability, product warranty, contract, employment,
    environmental and other matters arising out of the Company's business. We
    further note that you are unable to estimate the effect these matters may have on
    your results of operations because the effect depends on future results of
    operations and the amount and timing of resolutions of these matters. Paragraphs
    9 and 10 of SFAS 5 require disclosures for loss contingencies for which accruals
    have been made and are material and/or for which it is reasonably possible a
    material loss has been incurred in excess of accrual. As such, please expand your
    discussion of contingent liabilities in future filings to provide detailed disclosures
    for specific contingencies to supplement the generalized risk disclosure.

Note Q – Stock Based Compensation Plans, page 54

10. We note that you refer to an outside consulting service regarding your estimate of
    the fair value of each option award. In future filings, please either identify these
    experts or delete your reference to them. We remind you that if you refer to
    experts in the 1933 Securities Act environment, you will also need to include the
    consent of the outside consulting service. Refer to Section 436(b) of Regulation
    C.

Item 15(a)(2), page 63

11. We note that you intended to file an amendment to your fiscal year 2006 Form
    10-K to include financial statements for both of your equity method investees in
    accordance with Rule 3-09 of Regulation S-X. However, you only provided
    financial statements for CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.
    We also note that you filed audited financial statements for CPPC-Decorative
    Products Co., Ltd. for its fiscal year 2005 as an amendment to your fiscal year
    2005 Form 10-K. As such, please provide us with the significance tests for
    CPPC-Decorative Products Co., Ltd. for each period presented. Please ensure
    that your analysis clearly demonstrates compliance with Rules 1-02(w) and 3-09
    of Regulation S-X. We further note that you have not included audited financial
    statements for CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.'s fiscal
    year 2004. As such, please also provide us with CG-OMNOVA Decorative
    Products (Shanghai) Co., Ltd.'s significance tests for fiscal year 2004.

Signatures, page 66

12. The Form 10-K should be signed by the company's principal executive officer, principal accounting officer or controller, and principal financial officer, whose titles should be shown on the signature page. Please ensure that future filings comply with this requirement.

Form 10-K Amendment No. 1 for the Fiscal Year Ended November 30, 2006

CG-OMNOVA Decorative Products (Shanghai) Co., Ltd. Financial Statements for the Fiscal Year Ended December 31, 2006

2 Summary of Significant Accounting Policies, page 6

2.12 Revenue recognition, page 9

13. Please revise your accounting policy in future filings to state at what point in the sales process the significant risks and rewards of ownership are transferred to the buyer and revenue is recognized.

11 Commitments and Contingencies, page 14

14. We note CG-OMNOVA Decorative Products (Shanghai) Co., Ltd.'s conclusion that its pending claims, lawsuits or proceedings will not materially affect its financial position. Please revise the disclosure in future filings to address whether such matters will materially impact results of operations and cash flows. Furthermore, we caution you that a statement that the contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. In that case, you must either (a) disclose the estimated additional loss, or range of loss, or (b) state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

Form 10-Q for the Fiscal Quarter Ended August 31, 2007

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Financial Resources and Capital Spending, page 20

15. We note that accounts receivable, net represents 65% of total current assets and 32% of total assets as of August 31, 2007. We further note that accounts receivable, net is 52% of net sales for the three months ended August 31, 2007. As such, in future filings, please include an analysis of days sales outstanding for

each period presented and explain any material variances. Refer to instruction 5 to Item 303(A) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3765, if you have any questions regarding legal or disclosure matters. Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Tracey Houser, Staff Accountant, at (202) 551-3736, or to the undersigned at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief